SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 21, 2002

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 21, 2002

SCOR (Registrant)

By: /s/ MAURICE TOLEDANO

Maurice Tolédano, Principal Financial Officer

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SCOR launches a rights issue for up to EUR 381 million
with preferential subscription rights

SCOR has today announced the launch of its capital increase, structured as a rights issue with preferential subscription rights, to raise up to EUR 381 million.

The funds raised through this capital increase will be used to maintain SCOR Group’s underwriting capacity in the business lines on which it has chosen to focus, to develop the Group’s franchise, as announced on November 18th 2002 in the release presenting SCOR’s recovery plan “Back on Track”.

•	SCOR’s shareholders will be entitled to 12 new shares for every 5 old shares; thus creating 99 024 888 new shares.

•	The subscription price for these new shares has been set at EUR 3.85 per share.

•	The subscription period will run from Thursday, November 28th to Wednesday, December 11th 2002 inclusive.

•	The rights will be listed on Euronext Paris S.A. during this period. The new shares are due to be listed on Tuesday, December 31st 2002.

This capital increase, 75% guaranteed by a group of investors and by the banking syndicate, will enable SCOR to put into action its recovery plan “Back on Track”.

This operation was authorized by the COB, the French stock market regulator (authorization no. 02-1164) on 20 November.

This is not an offer of securities for sale in the United States. The securities referred to in this document have not been and may not be registered in the United States. Securities may not be offered or sold in the United States unless they are registered or exempt from registration.

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